UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CommunityOne Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20416Q108

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 20416Q108	Page 2 of 14 Pages

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO (Delaware limited liability company)

(1) Calculation based on 24,292,349.892 shares of common stock of CommunityOne Bancorp (the “Issuer”) outstanding as of November 22, 2015, as represented by the Issuer in the Agreement and Plan of Merger (the “Merger Agreement”), dated November 22, 2015, by and between the Issuer and Capital Bank Financial Corp.

CUSIP No. 20416Q108	Page 3 of 14 Pages

1	Names of Reporting Persons The Carlyle Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(2) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 20416Q108	Page 4 of 14 Pages

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO (Delaware limited liability company)

(3) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 20416Q108	Page 5 of 14 Pages

1	Names of Reporting Persons Carlyle Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (4)
14	TYPE OF REPORTING PERSON (see instructions) PN (Québec société en commandite)

(4) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 20416Q108	Page 6 of 14 Pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (5)
14	TYPE OF REPORTING PERSON (see instructions) PN (Cayman Islands exempt limited partnership)

(5) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 20416Q108	Page 7 of 14 Pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (6)
14	TYPE OF REPORTING PERSON (see instructions) PN (Cayman Islands exempt limited partnership)

(6) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 20416Q108	Page 8 of 14 Pages

1	Names of Reporting Persons Carlyle Financial Services, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (7)
14	TYPE OF REPORTING PERSON (see instructions) OO (Cayman Islands Exempt Company)

(7) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 20416Q108	Page 9 of 14 Pages

1	Names of Reporting Persons TCG Financial Services, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (8)
14	TYPE OF REPORTING PERSON (see instructions) PN (Cayman Islands Exempt Limited Partnership)

(8) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 20416Q108	Page 10 of 14 Pages

1	Names of Reporting Persons Carlyle Financial Services Harbor, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,772,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,772,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (9)
14	TYPE OF REPORTING PERSON (see instructions) PN

(9) Calculation based on 24,292,349.892 shares of common stock of the Issuer outstanding as of November 22, 2015, as represented by the Issuer in the Merger Agreement.

This Amendment No. 3, dated November 23, 2015 (this “Amendment No. 3”), supplements and amends the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on October 31, 2011 (the “Original Schedule 13D”), as supplemented and amended by Amendment No. 1 filed on July 2, 2013 (“Amendment No. 1”) and Amendment No. 2 filed on December 30, 2014 (“Amendment No. 2”; the Original Schedule 13D as supplemented and amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) relating to the common stock, no par value per share (the “Common Stock”), of CommunityOne Bancorp, formerly known as FNB United Corp. (the “Issuer”) and is being filed on behalf of the Reporting Persons. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise specified in this Amendment No. 3, items in the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Merger Agreement

On November 22, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between the Issuer and Capital Bank Financial Corp., a Delaware Corporation (“CBF”), pursuant to which, at the Effective Time (as defined in the Merger Agreement), the Issuer will merge with and into CBF, and CBF will continue its corporate existence under the laws of the State of Delaware (the “Merger”). Additionally, at the Effective Time and subject to the terms and conditions of the Merger Agreement, each share of the Issuer’s Common Stock issued and outstanding immediately prior to the Effective Time (other than Exception Shares (as defined in the Merger Agreement)) will be converted into the right to receive, at the election of the holder but subject to proration, either:

(i)	$14.25 in cash without interest (the “Cash Consideration”; the shares of Issuer Common Stock electing to receive the Cash Consideration, the “Cash Election Shares”), or

(ii)	0.4300 shares of common stock of CBF (the “Stock Consideration”) (subject to the payment of cash in lieu of fractional shares).

The Support Agreement

Consummation of the Merger is subject to customary conditions, including the receipt of the Requisite Company Vote (as defined in the Merger Agreement) approving the Merger Agreement. In support of obtaining the Requisite Company Vote, and concurrently with the execution and delivery of the Merger Agreement on November 22, 2015, Carlyle Financial Services Harbor, L.P. (the “Carlyle Investor”) and CBF entered into a letter agreement (the “Support Agreement”), pursuant to which the Carlyle Investor agreed to vote two-thirds of the shares of Issuer Common Stock beneficially owned by it (the “Investor Shares”) and entitled to vote at the Company Meeting (as defined in the Merger Agreement) (less any shares in excess of one-third of the Investor Shares that may have been sold by the Carlyle Investor in compliance with the Support Agreement) (i) in favor of approval of the Merger Agreement and any other matter required to be approved by the shareholders of the Issuer to consummate the transactions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to approval of the Merger Agreement and any alternative acquisition proposals and (iii) in favor of any postponement, recess or adjournment at any meeting of the shareholders of the Issuer relating to any of the matters set forth in the clauses (i) or (ii) if the Issuer has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote. The obligation of the Carlyle Investor to vote the Investor Shares in favor of approval of the Merger Agreement and against alternative transactions will terminate and be of no further force or effect if the Merger Agreement shall have been amended or modified to reduce the amount of merger consideration or cause the receipt of the merger consideration to be taxable to the holders of Issuer Common Stock without the Carlyle Investor’ written consent.

Pursuant to the Support Agreement, prior to the effective time of the merger and for the period until November 22, 2016, the Carlyle Investor agreed not to offer, sell, transfer, pledge or otherwise dispose of the Investor Shares or enter into any other voting arrangement with respect to the Investor Shares, subject to certain specified exceptions including in connection with a broadly marketed public offering of Investor Shares following the receipt of the Requisite Company Vote.

The Support Agreement also provides that the Investment Agreement, dated April 26, 2011, by and between FNB United Corp. and the Carlyle Investor (as amended, the “Investment Agreement”) will terminate as of the Effective Time, except that any indemnification obligations arising under the Investment Agreement with respect to the period prior to the effective time of the Merger will survive such termination.

The foregoing summary of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 99.9 and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment No. 3, which is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following at the end of Item 7:

Exhibit 99.9	Support Agreement, dated as of November 22, 2015, between the Carlyle Investor and CBF

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2015

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

TCG FINANCIAL SERVICES, L.P.
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

CARLYLE FINANCIAL SERVICES HARBOR, L.P.
By: TCG Financial Services, L.P., its general partner
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person